

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2023

Matthew White
Chief Financial Officer
LINDE PLC
10 Riverview Drive
Danbury, Connecticut 06810

> **Re: LINDE PLC**
> **Form 10-K for the Year Ended December 31, 2022**
> **File No. 001-38730**

Dear Matthew White:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Critical Accounting Estimates, page 35

1. In light of the significant charges related to the deconsolidation of your Russian gas and engineering business entities as of June 30, 2022, please tell us what consideration was given to providing enhanced disclosures to identify the specific factors which led to your determination that you could no longer exercise control over these entities and to describe management's assumptions and estimates underlying (i) the probability weighted discounted cash flow model used to fair value your Russian subsidiaries and (ii) impairments of assets which are maintained by international entities in support of the Russian business.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services